September 11, 2025

Jennifer G. Tejada
Chief Executive Officer
PagerDuty, Inc.
600 Townsend St., Suite 200
San Francisco, California 94108

        Re: PagerDuty, Inc.
            Form 10-K for the Fiscal Year Ended January 31, 2025
            File No. 001-38856
Dear Jennifer G. Tejada:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology